August 10, 2009

Mail Stop 3010

Via U.S. Mail and Fax (818) 244-9530
Mr. John Reyes
Chief Financial Officer
Public Storage
701 Western Ave.
Glendale, CA 91201-2349

      RE: **Public Storage**
               Form 10-K for the period ended December 31, 2008
               Filed March 2, 2009
               Definitive Proxy Statement filed March 19, 2009
               File No. 1-33519

Dear Mr. Reyes:

      We have reviewed your response letter dated July 2, 2009 and have the following additional comment. Where indicated, we think you should revise your disclosure in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed March 19, 2009

Compensation Discussion and Analysis, page 15

Bonuses, page 16

1. We note your response to comment 10 of our letter. Please confirm that you will revise future filings to state that there are no specific targets or weights assigned

to the three performance goals, and that the Committee awards bonuses at its discretion. Additionally, please clarify whether the Committee may still award bonuses if the company does not experience positive growth in each of the three areas.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief